May 4, 2018

David Plattner

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Impinj, Inc.

Schedule TO-I

Filed April 18, 2018

File No. 005-89795

Dear Mr. Plattner:

On behalf of Impinj, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 30, 2018, relating to the Schedule TO-I filed by the Company on April 18, 2018 (the “Schedule TO”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO, as amended pursuant to Amendment No. 1 filed by the Company on the date hereof (the “Amendment No. 1”). All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO.

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

The Offer, page 60

1. On page 67, please correct the date for back-end withdrawal rights to June 13, 2018, as it is correctly stated elsewhere.

The Company respectfully acknowledges the Staff’s comment and has amended page 67 of the Offer to Exchange as follows (with added text underlined and deleted text struck through):

In addition, although we intend to accept all validly tendered eligible options promptly after the expiration of this Offer, due to certain requirements under U.S. securities laws, if we have not accepted your options by 9:00 p.m., Pacific Time, on ~~May 16~~ June 13, 2018 (which is the 40th U.S. business day following the commencement of the Offer), you may withdraw your options at any time thereafter up to such time as Impinj does accept your properly tendered options.

David Plattner

May 4, 2018

2. We note the following disclosure on page 70: “...all new options will be nonstatutory stock options for U.S. tax purposes, regardless of whether they are granted in exchange for nonstatutory stock options or incentive stock options in the Offer.” Such disclosure conflicts with a different explanation of the tax treatment that appears in multiple places: “If your exchanged options were incentive stock options, your new options will be incentive stock options, unless federal tax rules limit this characterization” (see pages 16, 74, and 84 of the Offer to Exchange, and page 2 of the Election Form). Please reconcile the disclosure.

The Company respectfully acknowledges the Staff’s comment and has amended page 70 of the Offer to Exchange as follows (with added text underlined and deleted text struck through):

As discussed in Sections 9 and 14 of this Offer to Exchange, ~~all new options will be nonstatutory stock options for U.S. tax purposes, regardless of whether they are granted in exchange for nonstatutory stock options or incentive stock options in the Offer~~ if your exchanged options were incentive stock options, your new options will be incentive stock options, unless federal tax rules limit this characterization. Likewise, if your exchanged options were nonstatutory stock options, your new options will be nonstatutory stock options.

3. The second bullet point at the top of page 73 suggests that the issuer may “Complete” the offer even if a condition is triggered, without waiving such condition. Please advise or revise.

The Company respectfully acknowledges the Staff’s comment and has amended the page 73 of the Offer to Exchange as follows (with added text underlined and deleted text struck through):

~~If any of the above events occur, we may:~~

~~•~~	~~Terminate this Offer and promptly return all tendered eligible options to tendering holders;~~

~~•~~	~~Complete and/or extend this Offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended Offer expires;~~

~~•~~	~~Amend the terms of this Offer; or~~

~~•~~	~~Waive any unsatisfied condition and, subject to any requirement to extend the period of time during which this Offer is open, complete this Offer.~~

Election Form

4. We note the first item under “Election Terms & Conditions” states, “I have read carefully, understand and agree to be bound by all the terms and conditions of the offer as described in the Offer documents.” It is not appropriate to require option holders to attest to the fact that they “read and understand” the terms of the offer, as such language could be considered to operate as a waiver of liability. We also note various other references to “understand” throughout the terms and conditions. Please revise to delete such references. Alternatively, amend the Election Form to include a legend in bold typeface indicating that the company does not view the various certifications made by option holders as a waiver of the company’s liability under U.S. federal securities laws and that the company promises not to assert that any such acknowledgement constitutes a waiver of such liability.

David Plattner

May 4, 2018

The Company respectfully acknowledges the Staff’s comment and has amended page 4 of the Election Form as follows (with added text underlined and deleted text struck through):

Election Terms & Conditions

Impinj does not view the below certifications or acknowledgements made by option holders as a waiver of Impinj’s liability under U.S. federal securities laws and promises not to assert that any such certification or acknowledgement constitutes a waiver of such liability.

1. I have read carefully, understand and agree to be bound by all the terms and conditions of the offer as described in the Offer documents.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:

Chris Diorio, Ph.D.

Yukio Morikubo

Impinj, Inc.

Patrick J. Schultheis

Wilson Sonsini Goodrich & Rosati P.C.